UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                January 30, 2006

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

TDC RATED BB

TDC RATED BB WITH NEGATIVE OUTLOOK BY STANDARD & POOR'S

TDC's credit rating has been changed by Standard & Poor's on January 26, 2006. TDC has received a BB rating for its long term rating with a negative outlook compared with BBB+ with negative outlook until yesterday. Standard & Poor's also changed TDC's short term corporate credit rating to B from A-2 rating.


The change in credit rating by S&P follows a downgrade by Moody's Investors Service on November 30, 2005 where TDC received a long term rating of Ba1 down from Baa1. Moody's also changed the short term corporate credit rating from P-2 to NP.


The above decisions to downgrade TDC's credit ratings follow from the announcements by Nordic Telephone Company (NTC) of the recommended tender offer to TDC's shareholders and the subsequent successful completion of the tender offer for the company.




For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

    January 30, 2006                                /s/ OLE SOEBERG
------------------------               -----------------------------------------
        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations